Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following documents were made available at www.kraftfoodscompany.com, and/or were otherwise disseminated by Kraft Foods Inc. on November 3, 2009.

FORWARD-LOOKING STATEMENTS

These documents contain forward-looking statements regarding our possible offer to combine with Cadbury plc. Such statements include statements about the benefits of the proposed combination, expected future earnings, revenues and cost savings and other such items, based on our plans, estimates and projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, the possibility that the possible offer will not be pursued and the risk factors set forth in our filings with the US Securities and Exchange Commission (“SEC”), including our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this document except as required by applicable law or regulation.

ADDITIONAL U.S.-RELATED INFORMATION

These documents are provided for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury plc or Kraft Foods. Subject to future developments, Kraft Foods may file a registration statement and/or tender offer documents with the SEC in connection with the proposed combination. Cadbury plc shareholders should read those filings, and any other filings made by Kraft Foods with the SEC in connection with the proposed combination, as they will contain important information. Those documents, if and when filed, as well as Kraft Foods’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

Contacts:	Michael Mitchell (Media)	Christopher M. Jakubik (Investors)
	+1-847-646-4538	+1-847-646-5494
	news@kraft.com	ir@kraft.com

KRAFT FOODS REPORTS Q3 EPS FROM CONTINUING OPERATIONS UP 62% TO $0.55;

RAISES 2009 EPS AND CASH FLOW GUIDANCE

•	Net revenues declined 5.7% due to currency; organic net revenues[1] up 0.5%

•	Operating income increased 38.7%; margin expanded 470 basis points

•	2009 diluted EPS guidance raised to at least $1.97 from at least $1.93[2]

•	Discretionary cash flow[1] outlook raised to at least $3 billion from $2.6 billion[2]

NORTHFIELD, Ill. – Nov. 3, 2009 – Kraft Foods Inc. (NYSE: KFT) today reported solid third quarter 2009 results fueled by strong profit performance across all geographies. Volume/mix, which improved sequentially from the second quarter 2009, was the key driver of organic net revenue growth and a significant contributor to income growth and margin expansion versus the prior year.

“We continue to build our operating and financial momentum despite the difficult consumer environment,” said Irene Rosenfeld, Chairman and CEO. “Our volume/mix, profit margin and cash flow trends are strengthening as we successfully execute our growth plan. As a result, we expect to deliver higher earnings and cash flow in 2009 2, while further increasing our brand investments to drive future growth.”

Regarding the company’s possible offer for Cadbury plc, Rosenfeld commented, “We remain interested but will maintain a disciplined approach. Our criteria include accretion to cash EPS in the second year, delivering a return on investment well in excess of our cost of capital, and maintaining both our investment grade credit rating and our dividend.”

Rosenfeld concluded, “We remain focused on driving sustainable top-line growth, while implementing our strong cost-savings pipeline. We are making good progress toward our goal to be at or above industry margins in the next two years, and are well-positioned to deliver top-tier performance.”

[1]	Please see discussion of Non-GAAP Financial Measures at the end of this press release.
[2]	Please see section entitled “Outlook” later in this press release for important information about these forecasts.

•	Net revenues declined 5.7 percent to $9.8 billion, including the unfavorable impact of 5.6 percentage points from currency and 0.6 percentage points from divestitures.

Organic net revenues grew 0.5 percent driven by 0.7 percentage points from volume/mix, partially offset by negative 0.2 percentage points from pricing. Volume/mix gains were negatively impacted by approximately 0.8 percentage points due to the planned discontinuation of less profitable product lines over the past year. The pricing decline included the unfavorable impact of approximately 1.6 percentage points in response to lower dairy costs, consistent with the company’s adaptive pricing model for its cheese business in the U.S. Pricing was also negatively impacted by 0.2 percentage points due to the absence of a value added tax credit in Brazil that benefited prior year results.

•	Operating income increased 38.7 percent from the prior year to $1,419 million. This increase included a negative 7.9 percentage point impact due to currency.

Operating income margin increased 470 basis points year-over-year to 14.5 percent. Approximately 70 basis points of the margin increase were attributable to improved volume/mix. The remainder of the margin increase largely reflected an improved alignment of prices with input costs, the year-over-year change in unrealized gains and losses on hedging activities, lower costs due to the completion of the Restructuring Program and the absence of asset impairment charges incurred in the prior year. These gains were partially offset by higher overhead costs, including incremental investments in systems, increased marketing investments and the absence of the value added tax credit in Brazil.

•	The tax rate of 24.6 percent was down from 28.3 percent in the prior year period. The tax rate in each year reflected the timing of discrete items, primarily the settlement of tax audits.

•	Earnings per share from continuing operations were $0.55, up from $0.34 in third quarter 2008.

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Diluted EPS
Third Quarter 2008 Diluted EPS	$0.91

Earnings and Gain from Discontinued Operations	$(0.57)

Third Quarter 2008 Diluted EPS from Continuing Operations	$0.34

Operating Gains	0.09
Lower Restructuring Program Costs and Asset Impairment Charges	0.07
Change in Unrealized Gains/Losses from Hedging Activities	0.07
Absence of Brazilian VAT Credit	(0.01)
Unfavorable Foreign Currency	(0.04)

Higher Interest Expense	(0.01)
Changes in Taxes, Including Tax Settlements	0.03
Fewer Shares Outstanding	0.01

Third Quarter 2009 Diluted EPS	$0.55

Operating gains of $0.09 versus the prior year include the unfavorable impact of approximately $0.01 from incremental pension costs.

•

Discretionary cash flow[1] for the first nine months of 2009 was approximately $2.7 billion, up 67 percent from the prior year. The increase primarily reflects improved gains from working capital efficiency programs and lower capital expenditures.

[1]	Please see discussion of Non-GAAP Financial Measures at the end of this press release.

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THIRD QUARTER 2009 RESULTS, DISCUSSION BY SEGMENT3

	Q3 2009 (percent growth)
	Net Revenues	Organic Net Revenues[1]	Operating Income[4]
Total Kraft Foods	(5.7)%	0.5%	38.7%

Kraft Foods North America	(2.5)	(1.8)	16.5
U.S. Beverages	1.5	1.5	60.2
U.S. Cheese	(10.3)	(10.3)	12.2
U.S. Convenient Meals	5.0	5.0	60.8
U.S. Grocery	(3.0)	(3.0)	9.3
U.S. Snacks	(3.3)	(3.3)	3.2
Canada & N.A. Foodservice	(4.9)	(1.0)	2.0

Kraft Foods Europe	(11.5)	(0.8)	83.5

Kraft Foods Developing Markets	(8.4)	8.1	2.2

U.S. Beverages

Organic net revenues increased 1.5 percent as higher price levels were partially offset by unfavorable volume/mix. The increase in net revenue was driven by solid growth in Capri Sun ready-to-drink beverages, Kool-Aid and Country Time powdered beverages as well as Starbucks and Maxwell House coffees. Volume/mix was negatively impacted by the planned discontinuation of a less-profitable product line, management’s decision to forego unprofitable volume, and the timing of a merchandising program versus the prior year.

Segment operating income increased 60.2 percent as lower costs due to the completion of the Restructuring Program and an improved alignment of prices with input costs were partially offset by incremental marketing investments.

[1]	Please see discussion of Non-GAAP Financial Measures at the end of this press release.
[3]	Please refer to the company’s Form 8-K filed March 26, 2009, for discussion of changes to reportable segments.
[4]	Represents operating income for Kraft Foods and segment operating income for each of the reportable segments.

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U.S. Cheese

Organic net revenues declined 10.3 percent as a 6.8 percentage point gain in volume/mix was more than offset by a 17.1 percentage point reduction from lower price levels. This price decline was in response to significantly lower dairy costs, consistent with the company’s adaptive pricing model. Incremental marketing investments behind Kraft Singles processed slices and Philadelphia cream cheese drove volume/mix and market share gains.

Segment operating income grew 12.2 percent as the benefits of improved volume/mix more than offset lower pricing net of input costs and increased marketing investments.

U.S. Convenient Meals

Organic net revenues increased 5.0 percent as strong volume/mix gains were partially offset by lower price levels in response to lower input costs. Pizza generated double-digit growth behind further gains in market share. Incremental investments in value-oriented consumer programs drove more than 20 percent growth in DiGiorno pizza. Oscar Mayer Deli Fresh meats also delivered double-digit growth. The planned discontinuation of less-profitable product lines slowed growth by approximately one percentage point.

Segment operating income increased 60.8 percent as improved alignment of prices with input costs, strong volume/mix gains and lower costs due to the completion of the Restructuring Program more than offset increased marketing investments.

U.S. Grocery

Organic net revenues declined 3.0 percent reflecting the planned discontinuation of less-profitable product lines, which accounted for about one-half of the revenue decline, as well as the timing of a merchandising program versus the prior year. These factors more than offset solid growth from investments behind Kraft mayonnaise and Miracle Whip spoonable dressings and Jell-O dry packaged desserts.

Segment operating income increased 9.3 percent as the benefits of improved alignment of prices with input costs more than offset incremental investments in marketing.

U.S. Snacks

Organic net revenues declined 3.3 percent due to lower price levels. Solid volume/mix gains in core biscuit brands and snack nuts were offset by a decline in bars and the timing of a merchandising program versus the prior year. Lower price levels reflected lower input costs and investments to better manage price gaps in snack nuts. Net revenue of the top five biscuit brands grew approximately 5 percent.

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Segment operating income increased 3.2 percent as lower investments in marketing and improved alignment of prices with input costs more than offset an increase in overhead costs.

Canada & North America Foodservice

Organic net revenues declined 1.0 percent as strong volume/mix gains and higher price levels in Canada were more than offset by lower revenues in North America Foodservice. Continued marketing investments and successful customer programs drove strong growth in Canada. North America Foodservice declined due to unfavorable volume/mix, reflecting an industry-wide decrease in casual dining traffic, lower pricing in response to significantly lower dairy prices and the planned discontinuation of a less-profitable product line.

Segment operating income increased 2.0 percent including an unfavorable currency impact of approximately 6.0 percentage points. Excluding the impact of currency, the increase in segment operating income was driven by the improved alignment of prices with input costs and lower costs due to the completion of the Restructuring Program. Increased marketing investments, higher overhead costs and the impact of unfavorable volume/mix partially offset these gains.

Kraft Foods Europe

Organic net revenues declined 0.8 percent as higher price levels were more than offset by lower volume/mix. Management’s decision to forego unprofitable volume and the planned discontinuation of less-profitable product lines slowed growth by approximately 1.7 percentage points.

•

Coffee was flat as growth in retail, including strong performances by Kenco and Carte Noire, offset a decline in revenue from foodservice channels. New products and incremental marketing investments drove Tassimo growth of more than 25 percent.

•

Chocolate declined in response to weakening economic conditions in Iberia, France and Belgium as well as from the discontinuation of less-profitable product lines. These factors more than offset solid revenue growth and market share gains by Milka, Marabou and Freia.

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•	Biscuits declined as the impact of weakening economic conditions, particularly in Iberia, were partially offset by growth in key brands such as Tuc, Mikado and Ourson.

•	Cheese declined despite growth in Philadelphia cream cheese, which increased due to the introduction of new packaging and successful new product launches.

Segment operating income increased 83.5 percent including an unfavorable impact from currency of more than 11 percentage points. Lower costs due to the completion of the Restructuring Program and the absence of an asset impairment charge recognized in the prior year quarter accounted for approximately 80 percentage points of the increase. Excluding these factors, segment operating income grew due to an improved alignment of prices with input costs and favorable volume/mix. Higher investments in cost-savings initiatives and marketing partially offset these gains.

Kraft Foods Developing Markets

Organic net revenues increased 8.1 percent driven by solid gains from each region’s priority brands.

•	In Latin America, the priority brands, which collectively grew nearly 20 percent, drove strong organic revenue growth. Tang powdered beverages increased over 45 percent.

•	In Asia Pacific, higher price levels and volume/mix gains drove revenue growth. The priority brands collectively grew more than 20 percent, led by Oreo cookies and Tang powdered beverages.

•

In Central and Eastern Europe, Middle East & Africa, organic revenue increased largely due to higher price levels and strong mix. However, volume/mix declined due to weakening economic conditions. The priority brands collectively increased more than 9 percent, including more than 20 percent growth in Jacobs coffee.

Organic revenue growth in the quarter was negatively impacted by approximately one percentage point due to the absence of a value added tax credit in Brazil that benefited the prior year quarter.

Segment operating income increased 2.2 percent including an unfavorable currency impact of approximately 22 percentage points. Excluding currency, a combination of volume/mix gains, improved alignment of prices with input costs and lower costs due to the completion of the Restructuring Program more than offset the impact of the absence of the Brazilian value added tax credit in the prior year and increased investments in marketing.

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OUTLOOK

Kraft Foods increased its guidance for 2009 diluted earnings per share to at least $1.97 versus the previous expectation of at least $1.93.* This guidance reflects strong year-to-date profit performance and a reduction in its full-year effective tax rate to approximately 30.0 percent versus the previous expectation of approximately 31.5 percent.

The new guidance also reflects further investments in marketing to drive future growth as well as an estimate for certain costs in connection with the company’s possible combination with Cadbury plc.

The company also revised its forecast for 2009 organic net revenue growth to be approximately 2 percent versus a prior expectation of approximately 3 percent. The change in outlook primarily reflects a lower contribution from pricing as a result of lower-than-expected input costs. It also reflects management’s decision to forego unprofitable volume as well as weakening economic conditions in certain countries in Western and Eastern Europe.

As a result of its increased profit guidance, as well as the benefit of improved working capital management, the company raised its outlook for full-year discretionary cash flow to at least $3.0 billion versus its previous estimate of $2.6 billion.*

*	The above diluted earnings per share and discretionary cash flow guidance constitutes profit forecasts which must be reported on under Rule 28 of the U.K. City Code on Takeovers and Mergers (the “Takeover Code”). Please refer to Exhibits 99.6 and 99.7, which includes the report of our reporting accountant on those profit forecasts and the accompanying report of our financial advisers. In accordance with Rule 28.8 of the U.K. Takeover Code, please also refer to our Form 10-Q filed with the SEC on May 5, 2009, containing our first quarter 2009 results and our Form 10-Q filed with the SEC on August 5, 2009, containing our second quarter 2009 results.

CONFERENCE CALL

Kraft Foods will host a conference call for investors with accompanying slides to review its results at 5 p.m. EST today. Access to a live audio webcast with accompanying slides is available at www.kraftfoodscompany.com, and a replay of the event will also be available on the company’s web site.

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ABOUT KRAFT FOODS INC.

Kraft Foods (www.kraftfoodscompany.com) makes today delicious in 150 countries around the globe. Our 100,000 employees work tirelessly to make delicious foods consumers can feel good about. From American brand icons like Kraft cheeses, dinners and dressings, Maxwell House coffees and Oscar Mayer meats, to global powerhouse brands like Oreo and LU biscuits, Philadelphia cream cheeses, Jacobs and Carte Noire coffees, Tang powdered beverages and Milka, Côte d’Or, Lacta and Toblerone chocolates, our brands deliver millions of smiles every day. Kraft Foods (NYSE: KFT) is the world’s second largest food company with 2008 annual revenues of $42 billion. The company is a member of the Dow Jones Industrial Average, Standard & Poor’s 500, the Dow Jones Sustainability Index and the Ethibel Sustainability Index.

FORWARD-LOOKING STATEMENTS

This press release contains a number of forward-looking statements. Words such as “expects,” “goals,” “plans,” “believes,” “continues,” “may,” “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, this release contains forward-looking statements regarding our guidance for 2009 diluted EPS and discretionary cash flow; that we continue to build our operating and financial momentum; that our volume/mix, profit margin and cash flow trends are strengthening as we successfully execute our growth plan; our expectation to deliver higher earnings and cash flow in 2009, while further increasing our brand investments to drive future growth; statements regarding our possible offer for Cadbury plc, including that we remain interested but will maintain a disciplined approach; that our criteria include accretion to cash EPS in the second year, delivering a return on investment well in excess of our cost of capital and maintaining both our investment-grade credit rating and our dividend; that we remain focused on driving sustainable top-line growth while implementing our strong cost-savings pipeline; that we are making good progress toward our goal to be at or above industry margins in the next two years; that we are well-positioned to deliver top-tier performance; and our outlook for 2009, specifically that diluted EPS includes a reduction in our full-year effective tax rate, further investments in marketing to drive future growth and certain costs in connection with our possible combination with Cadbury plc, our revised forecast for 2009 organic net revenue growth based on our expectation for lower contribution from pricing, management’s decision to forego unprofitable volume and weakening economic conditions in certain countries. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors, include, but are not limited to, continued volatility of input costs, pricing actions, increased competition, our ability to differentiate our products from private label products, our indebtedness

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and ability to pay our indebtedness, the shift in our product mix to lower margin offerings, risks from operating internationally, tax law changes, the possibility that our possible combination with Cadbury plc will not be pursued, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the possible combination, adverse effects on the market price of our common stock and on our operating results because of a failure to complete the possible combination, failure to realize the expected benefits of the possible combination, negative effects of announcement or consummation of the possible combination on the market price of our common stock, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the combined companies following the possible combination. For additional information on these and other factors that could affect our forward-looking statements, see our filings with the SEC, including our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release except as required by applicable law or regulation.

FURTHER INFORMATION

This press release is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to this press release or otherwise. Any possible offer for or combination with Cadbury plc will be made solely by certain offer documentation, which will contain the full terms and conditions of any offer, including details of how it may be accepted.

ADDITIONAL U.S.-RELATED INFORMATION

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury plc or Kraft Foods. Subject to future developments, we may file a registration statement and/or tender offer documents with the SEC in connection with the proposed combination with Cadbury plc. Cadbury plc shareholders should read those filings and any other filings made by us with the SEC in connection with the proposed combination, as they will contain important information. Those documents, if and when filed, as well as our other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at our website at www.kraftfoodscompany.com.

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UNAUDITED FIGURES

This press release contains unaudited profit figures which must be reported on under Rule 28 of the U.K. Takeover Code. Please refer to Exhibits 99.2, 99.3 and 99.4, which includes our condensed consolidated financial statements as of and for the three and nine month periods ended September 30, 2009, and the accompanying report of our reporting accountant and financial advisers.

NON-GAAP FINANCIAL MEASURES

The company reports its financial results in accordance with accounting principles generally accepted in the United States (“GAAP”).

The company’s top-line guidance measure is organic net revenues, which excludes the impact of acquisitions, divestitures and currency. The company uses organic net revenues and corresponding growth ratios as non-GAAP financial measures. Management believes this measure better reflects revenues on a going-forward basis and provides improved comparability of results because it excludes the volatility of currency, and the one-time impacts of acquisitions and divestitures from net revenues.

Management uses segment operating income to evaluate segment performance and allocate resources. The company believes it is appropriate to disclose this measure to help investors analyze segment performance and trends. Segment operating income excludes unrealized gains and losses on hedging activities (which are a component of cost of sales), certain components of its U.S. pension plan cost (which is a component of cost of sales and marketing, administration and research costs), general corporate expenses (which are a component of marketing, administration and research costs) and amortization of intangibles for all periods presented. In 2009, the company began excluding certain components of its U.S. pension plan cost from segment operating income because the company centrally manages pension plan funding decisions and determination of discount rate, expected rate of return on plan assets and other actuarial assumptions. Therefore, the company allocates only the service cost component of its U.S. pension plan expense to segment operating income. The company excludes the unrealized gains and losses on hedging activities from segment operating income to provide better transparency of its segment operating results. Once realized, the gains and losses on hedging activities are recorded within segment operating results. Accordingly, the company does not present these items by segment because they are excluded from the segment profitability measure that management reviews.

The company’s five-year Restructuring Program, which ended in 2008, included asset impairment, exit and implementation costs. However, even though implementation costs are directly attributable to exit costs, they do not qualify for exit cost treatment under U.S. GAAP. Management believes this disclosure of implementation costs provides better transparency into the total costs of our Restructuring Program.

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The company uses discretionary cash flow as its primary cash flow metric as it represents the controllable cash flows from operations. Discretionary cash flow is defined as cash flow from operations less capital expenditures plus voluntary pension contributions. Management believes discretionary cash flow shows the financial health of, and how efficiently we are running, the company.

See the attached schedules for supplemental financial data and corresponding reconciliations of the non-GAAP financial measures referred to above to the most comparable GAAP financial measures for the quarters ended September 30, 2009 and 2008. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the company’s results prepared in accordance with GAAP. In addition, the non-GAAP measures the company is using may differ from non-GAAP measures used by other companies. Because GAAP financial measures on a forward-looking basis are neither accessible nor deemed to be significantly different from the non-GAAP financial measures, and reconciling information is not available without unreasonable effort, with regard to the non-GAAP financial measures in its 2009 Outlook, the company has not provided that information.

WEB SITE

This press release will be available on the company’s web site (www.kraftfoodscompany.com) by no later than 12 noon (London time) on November 4, 2009.

# # #

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Schedule 1

Kraft Foods Inc. and Subsidiaries

Condensed Statements of Earnings

For the Three Months Ended September 30,

(in millions, except per share data) (Unaudited)

	As Reported (GAAP)
	2009	2008	% Change

Net revenues	$9,803	$10,401	(5.7)%

Cost of sales	6,262	7,096	11.8%

Gross profit	3,541	3,305	7.1%
Gross profit margin	36.1%	31.8%

Marketing, administration & research costs	2,116	2,151	1.6%

Asset impairment and exit costs	—	123	100.0%

(Gains) / losses on divestitures, net	—	1	100.0%

Amortization of intangibles	6	7	14.3%

Operating income	1,419	1,023	38.7%
Operating income margin	14.5%	9.8%

Interest & other expense, net	323	298	(8.4)%

Earnings from continuing operations before income taxes	1,096	725	51.2%

Provision for income taxes	270	205	(31.7)%
Effective tax rate	24.6%	28.3%

Earnings from continuing operations	$826	$520	58.8%

Loss from discontinued operations, net of income taxes	—	(4)	100.0%

Gain on divestiture of discontinued operations, net of income taxes	—	849	(100.0)%

Net earnings	$826	$1,365	(39.5)%

Noncontrolling interest	2	3	33.3%

Net earnings attributable to Kraft Foods	$824	$1,362	(39.5)%

Per share data:
Basic earnings per share attributable to Kraft Foods:
- Continuing operations	$0.56	$0.34	64.7%
- Discontinued operations	—	0.57	(100.0)%

- Net earnings attributable to Kraft Foods	$0.56	$0.91	(38.5)%

Diluted earnings per share attributable to Kraft Foods:
- Continuing operations	$0.55	$0.34	61.8%
- Discontinued operations	—	0.57	(100.0)%

- Net earnings attributable to Kraft Foods	$0.55	$0.91	(39.6)%

Average shares outstanding:
Basic	1,479	1,493	0.9%
Diluted	1,487	1,503	1.1%

Schedule 2

Kraft Foods Inc. and Subsidiaries

Reconciliation of GAAP to Non-GAAP Information

Net Revenues

For the Three Months Ended September 30,

($ in millions) (Unaudited)

					% Change		Organic Growth Drivers
	As Reported (GAAP)	Impact of Divestitures	Impact of Currency	Organic (Non-GAAP)	As Reported (GAAP)	Organic (Non-GAAP)	Vol / Mix		Price
2009

U.S. Beverages	$754	$—	$—	$754	1.5%	1.5%	(1.1	)pp	2.6	pp
U.S. Cheese	824	—	—	824	(10.3)%	(10.3)%	6.8		(17.1)
U.S. Convenient Meals	1,135	—	—	1,135	5.0%	5.0%	5.9		(0.9)
U.S. Grocery	778	—	—	778	(3.0)%	(3.0)%	(2.3)		(0.7)
U.S. Snacks	1,232	—	—	1,232	(3.3)%	(3.3)%	0.0		(3.3)
Canada & N.A. Foodservice	1,055	—	43	1,098	(4.9)%	(1.0)%	0.4		(1.4)

North America	$5,778	$—	$43	$5,821	(2.5)%	(1.8)%	1.7		(3.5)

Europe	2,070	(1)	199	2,268	(11.5)%	(0.8)%	(2.4)		1.6
Developing Markets	1,955	—	336	2,291	(8.4)%	8.1%	0.7		7.4

Kraft Foods	$9,803	$(1)	$578	$10,380	(5.7)%	0.5%	0.7	pp	(0.2	)pp

2008 (As Revised)

U.S. Beverages	$743	$—	$—	$743
U.S. Cheese	919	—	—	919
U.S. Convenient Meals	1,081	—	—	1,081
U.S. Grocery	802	—	—	802
U.S. Snacks	1,274	—	—	1,274
Canada & N.A. Foodservice	1,109	—	—	1,109

North America	$5,928	$—	$—	$5,928

Europe	2,338	(52)	—	2,286
Developing Markets	2,135	(16)	—	2,119

Kraft Foods	$10,401	$(68)	$—	$10,333

Schedule 3

Kraft Foods Inc. and Subsidiaries

Operating Income by Reportable Segments

For the Three Months Ended September 30,

($ in millions) (Unaudited)

		2008 Impacts			2009 Impacts
	2008 Operating Income - As Revised (GAAP)	Restructuring Program Costs	Asset Impairment Costs	(Gains) / Losses on Divestitures, Net	Impact of Currency	Impact of Divestitures	Operations	2009 Operating Income - As Reported (GAAP)	% Change
Segment Operating Income:
U.S. Beverages	$83	$26	$—	$1	$—	$—	$23	$133	60.2%
U.S. Cheese	148	1	—	—	—	—	17	166	12.2%
U.S. Convenient Meals	79	7	—	—	—	—	41	127	60.8%
U.S. Grocery	236	(2)	—	—	—	—	24	258	9.3%
U.S. Snacks	190	2	—	—	—	—	4	196	3.2%
Canada & N.A. Foodservice	153	12	—	—	(10)	—	1	156	2.0%

North America	889	46	—	1	(10)	—	110	1,036	16.5%

Europe	115	35	55	—	(24)	1	29	211	83.5%
Developing Markets	279	9	—	—	(63)	(2)	62	285	2.2%

Unrealized G/(L) on Hedging Activities	(141)	—	—	—	—	—	160	19
HQ Pension	—	—	—	—	—	—	(27)	(27)
General Corporate Expenses	(112)	—	—	—	2	—	11	(99)
Amortization of Intangibles	(7)	—	—	—	(1)	—	2	(6)

Kraft Foods	$1,023	$90	$55	$1	$(96)	$(1)	$347	$1,419	38.7%

Schedule 4

Kraft Foods Inc. and Subsidiaries

Condensed Statements of Earnings

For the Nine Months Ended September 30,

(in millions, except per share data) (Unaudited)

	As Reported (GAAP)
	2009	2008	% Change

Net revenues	$29,361	$31,251	(6.0)%

Cost of sales	18,890	20,777	9.1%

Gross profit	10,471	10,474	—
Gross profit margin	35.7%	33.5%

Marketing, administration & research costs	6,247	6,544	4.5%

Asset impairment and exit costs	(26)	306	100.0+ %

(Gains) / losses on divestitures, net	17	93	81.7%

Amortization of intangibles	15	18	16.7%

Operating income	4,218	3,513	20.1%
Operating income margin	14.4%	11.2%

Interest & other expense, net	915	934	2.0%

Earnings from continuing operations before income taxes	3,303	2,579	28.1%

Provision for income taxes	986	834	(18.2)%
Effective tax rate	29.9%	32.3%

Earnings from continuing operations	$2,317	$1,745	32.8%

Earnings from discontinued operations, net of income taxes	—	119	(100.0)%
Gain on divestiture of discontinued operations, net of income taxes	—	849	(100.0)%

Net earnings	$2,317	$2,713	(14.6)%

Noncontrolling interest	6	7	14.3%

Net earnings attributable to Kraft Foods	$2,311	$2,706	(14.6)%

Per share data:
Basic earnings per share attributable to Kraft Foods:
- Continuing operations	$1.56	$1.15	35.7%
- Discontinued operations	—	0.63	(100.0)%

- Net earnings attributable to Kraft Foods	$1.56	$1.78	(12.4)%

Diluted earnings per share attributable to Kraft Foods:
- Continuing operations	$1.56	$1.14	36.8%
- Discontinued operations	—	0.63	(100.0)%

- Net earnings attributable to Kraft Foods	$1.56	$1.77	(11.9)%

Average shares outstanding:
Basic	1,477	1,516	2.6%
Diluted	1,485	1,527	2.8%

Schedule 5

Kraft Foods Inc. and Subsidiaries

Reconciliation of GAAP to Non-GAAP Information

Net Revenues

For the Nine Months Ended September 30,

($ in millions) (Unaudited)

					% Change		Organic Growth Drivers
	As Reported (GAAP)	Impact of Divestitures	Impact of Currency	Organic (Non-GAAP)	As Reported (GAAP)	Organic (Non-GAAP)	Vol / Mix		Price
2009
U.S. Beverages	$2,373	$—	$—	$2,373	3.0%	3.0%	2.6	pp	0.4	pp
U.S. Cheese	2,605	—	—	2,605	(8.5)%	(8.5)%	(1.3)		(7.2)
U.S. Convenient Meals	3,418	—	—	3,418	6.7%	6.7%	3.5		3.2
U.S. Grocery	2,569	—	—	2,569	2.5%	2.5%	(1.8)		4.3
U.S. Snacks	3,717	—	—	3,717	(0.5)%	(0.5)%	(2.2)		1.7
Canada & N.A. Foodservice	2,989	—	281	3,270	(8.8)%	(0.3)%	(1.1)		0.8

North America	$17,671	$—	$281	$17,952	(1.1)%	0.4%	(0.2)		0.6

Europe	6,081	(15)	865	6,931	(16.0)%	(1.2)%	(3.7)		2.5
Developing Markets	5,609	(14)	1,089	6,684	(8.6)%	9.7%	0.5		9.2

Kraft Foods	$29,361	$(29)	$2,235	$31,567	(6.0)%	1.9%	(0.8	)pp	2.7	pp

2008 (As Revised)
U.S. Beverages	$2,304	$—	$—	$2,304
U.S. Cheese	2,848	—	—	2,848
U.S. Convenient Meals	3,202	—	—	3,202
U.S. Grocery	2,506	—	—	2,506
U.S. Snacks	3,736	—	—	3,736
Canada & N.A. Foodservice	3,279	—	—	3,279

North America	$17,875	$—	$—	$17,875

Europe	7,239	(223)	—	7,016
Developing Markets	6,137	(44)	—	6,093

Kraft Foods	$31,251	$(267)	$—	$30,984

Schedule 6

Kraft Foods Inc. and Subsidiaries

Operating Income by Reportable Segments

For the Nine Months Ended September 30,

($ in millions) (Unaudited)

		2008 Impacts			2009 Impacts
	2008 Operating Income - As Revised (GAAP)	Restructuring Program Costs	Asset Impairment Costs	(Gains) / Losses on Divestitures, Net	Impact of Currency	Asset Impairment & Exit Costs *	(Gains) / Losses on Divestitures, Net	Impact of Divestitures	Operations	2009 Operating Income - As Reported (GAAP)	% Change
Segment Operating Income:
U.S. Beverages	$363	$42	$—	$1	$—	$—	$—	$—	$37	$443	22.0%
U.S. Cheese	373	15	—	—	—	—	—	—	75	463	24.1%
U.S. Convenient Meals	275	17	—	—	—	—	—	—	117	409	48.7%
U.S. Grocery	781	7	—	—	—	—	—	—	71	859	10.0%
U.S. Snacks	532	11	—	—	—	—	—	—	(13)	530	(0.4)%
Canada & N.A. Foodservice	391	52	—	—	(50)	—	—	—	(7)	386	(1.3)%

North America	2,715	144	—	1	(50)	—	—	—	280	3,090	13.8%

Europe	348	116	55	92	(130)	26	17	(12)	53	565	62.4%
Developing Markets	715	49	—	—	(173)	—	—	(5)	159	745	4.2%

Unrealized G/(L) on Hedging Activities	(38)	—	—	—	—	—	—	—	178	140
HQ Pension	—	—	—	—	—	—	—	—	(121)	(121)
General Corporate Expenses	(209)	—	—	—	1	—	—	—	22	(186)
Amortization of Intangibles	(18)	—	—	—	2	—	—	—	1	(15)

Kraft Foods	$3,513	$309	$55	$93	$(350)	$26	$17	$(17)	$572	$4,218	20.1%

*	Includes $35 million reversal of 2008 Restructuring Program costs.

Schedule 7

Kraft Foods Inc. and Subsidiaries

Cash Flows

For the Nine Months Ended September 30,

($ in millions) (Unaudited)

	2009	2008
Net Cash Provided by Operating Activities (GAAP)	$3,269	$2,529
Capital Expenditures	(749)	(901)
Voluntary Pension Contribution	200	—

Discretionary Cash Flow (Non-GAAP)	$2,720	$1,628

Schedule 8

Kraft Foods Inc. and Subsidiaries

Condensed Balance Sheets

($ in millions) (Unaudited)

	September 30, 2009	December 31, 2008	September 30, 2008
Assets
Cash and cash equivalents	$2,996	$1,244	$737
Receivables, net	4,720	4,704	4,709
Inventories, net	4,073	3,881	4,792
Other current assets	1,229	1,632	1,103
Property, plant and equipment, net	10,409	9,917	10,638
Goodwill	28,617	27,581	28,573
Intangible assets, net	13,319	12,926	13,496
Other assets	1,306	1,288	2,981

Total assets	$66,669	$63,173	$67,029

Liabilities and Equity
Short-term borrowings	$1,359	$897	$1,000
Current portion of long-term debt	1,258	765	719
Accounts payable	3,264	3,373	3,439
Other current liabilities	6,175	6,009	5,141
Long-term debt	18,108	18,589	18,874
Deferred income taxes	4,314	4,064	5,439
Accrued pension costs	2,204	2,367	771
Accrued postretirement health care costs	2,682	2,678	2,890
Other long-term liabilities	2,094	2,075	2,202

Total liabilities	41,458	40,817	40,475

Total equity	25,211	22,356	26,554

Total liabilities and equity	$66,669	$63,173	$67,029

Q3 2009 Results November 3, 2009 Kraft Foods

Forward-looking statements
This slide presentation contains a number of forward-looking statements. Words such as “expects,” “goals,” “plans,” “believes,” “continues,” “may,”
“will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, this presentation contains forward-looking statements, including our belief that we are delivering organic revenue growth, driving transition to growth based on volume/mix from growth based on price, and gaining further momentum on the bottom line; that we’re raising our 2009 earnings guidance while staging the business for strong growth in 2010 based on strong year-to-date operating performance, our plans for further investment in marketing, a reduction in our full-year effective tax rate and the impact from anticipated expenses relate to the possible combination with Cadbury plc; that we are adjusting our 2009 organic revenue growth target because we expect pricing to contribute less than anticipated, management’s decision to forego additional unprofitable volume and the weakening economic conditions in Western and Eastern Europe; our belief that we are well-positioned to deliver top-tier performance, and we are driving higher quality organic revenue growth, executing a strong pipeline of cost-savings initiatives and increasing investment in sales, R&D and A&C; our long-term targets, including restoring profit margins to industry benchmarks, achieving at the high end of 7%-9% EPS growth target and growing cash flow in excess of EPS growth; our update on the possible combination with Cadbury plc, including that we actively reviewing the opportunity, speaking with shareholders, assessing potential financing options, and maintaining a disciplined approach within our key criteria, including that the possible combination will result in accretion to cash EPS in the second year, our expectation for a return on investment well in excess of cost of capital, maintaining investment grade credit rating and maintaining Kraft Foods’ dividend; that growth from volume/mix is improving sequentially; that we are continuing to build operating and financial momentum; that recent U.S. share trends are improving; in U.S. Beverages that investments in innovation and marketing are paying off; in U.S. Grocery that innovation and marketing are paying off; in U.S. Snacks, that snack nuts are rebounding and our expectation for Q4 vol/mix growth driven by investments in core brands; in Developing
Markets that incremental marketing investments in Q4 are expected to boost consumption; and that we are well-positioned to deliver top-tier performance on a standalone basis or in combination with Cadbury plc. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those predicted in any of our forward-looking statements. Such factors, include, but are not limited to, continued volatility of input costs, pricing actions, increased competition, our ability to differentiate our products from private label products, unanticipated expenses such as litigation or legal settlement expenses, our indebtedness and ability to pay our indebtedness, the shift in our product mix to lower margin offerings, risks from operating internationally, tax law changes, the possibility that the possible combination with Cadbury plc will not be pursued, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the possible combination, adverse effects on the market price of our common stock and on our operating results because of a failure to complete the possible combination, failure to realize the expected benefits of the possible combination, negative effects of announcement or consummation of the possible combination on the market price of our common stock, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the combined companies following the possible combination. For additional information on these and other factors that could affect our forward-looking statements, see our filings with the SEC, including our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this slide presentation.

Additional U.S.–Related Information
This slide presentation is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury plc or Kraft Foods. Subject to future developments, we may file a registration statement and/or tender offer documents with the SEC in connection with the proposed combination with Cadbury plc. Cadbury plc shareholders should read those filings and any other filings made by us with the SEC in connection with the proposed combination, as they will contain important information. Those documents, if and when filed, as well as our other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at our website at
www.kraftfoodscompany.com.
Responsibility Statement
The directors of Kraft Foods each accept responsibility for the information contained in this document, save that the only responsibility accepted by them in respect of information in this document relating to Cadbury plc or the Cadbury Group (which has been compiled from public sources) is to ensure that such information has been correctly and fairly reproduced and presented.
Subject as aforesaid, to the best of the knowledge and belief of the directors of Kraft Foods (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of that information.
Unaudited Figures and Outlook
This presentation contains profit forecasts and unaudited profit figures which must be reported on under Rule 28 of the U.K. City Code on Takeovers and Mergers (the “Takeover Code”).  Please refer to our Form 8-K filed with the SEC on November 3, 2009, which includes the reports of PricewaterhouseCoopers LLP, as our reporting accountant, and the accompanying reports of Lazard & Co.,
Limited, Centerview Partners U.K. LLP, Citigroup Global Markets Limited and Deutsche Bank AG, London Branch, on those profit forecasts and the unaudited profit figures in our condensed consolidated financial statements as of and for the three and nine month periods ended September 30, 2009.
In accordance with Rule 28.8 of the Takeover Code, please also refer to our Form 10-Q filed with the SEC on May 5, 2009, containing our first quarter 2009 results and our Form 10-Q filed with the SEC on August 5, 2009, containing our second quarter 2009 results.
Forward-looking statements

Q3 results reflect strong operating and
financial momentum
• Delivering organic revenue growth despite significant headwinds
–
~(1.0)pp impact on revenue due to discontinuation of less profitable product lines and walking away from unprofitable volume
–
~(1.6)pp impact from adaptive pricing to reflect lower dairy costs
–
Comparison with strong prior year merchandising program at a key
North American customer
• Driving transition to growth based on volume/mix from growth based on price
–
Volume/mix improved sequentially
–
Priority brands fueled volume/mix gains
–
Vol/mix gains drove 70 bps increase in Q3 profit margins
• Gaining further momentum on the bottom line
–
Operating gains fueling strong EPS growth from continuing ops
–
Discretionary cash flow* up 67%, $2.7 billion year-to-date
* See GAAP to Non-GAAP reconciliation at the end of this presentation.

Raising 2009 earnings guidance while staging
business for strong growth in 2010
• Increasing 2009 diluted EPS to at least $1.97 from at least $1.93
*
–
Strong year-to-date operating performance
–
Further reinvestment in marketing
• 2009 A&C ~7% of Net Revenue despite significant media deflation
–
~$0.04 benefit from a reduction in our full-year effective tax rate
–
$(0.02) to $(0.03) impact from anticipated expenses related to the possible combination with Cadbury
• Adjusting 2009 organic revenue growth target to ~2%
–
Pricing to contribute less than anticipated due to lower input costs
–
Management decision to forego additional unprofitable volume
–
Weakening economic conditions in Western and Eastern Europe
* See “Unaudited Figures and Outlook” on page 3 of this presentation for important information about this forecast.

Well-positioned to deliver
top-tier performance
• Driving higher quality organic revenue growth
• Executing strong pipeline of cost-savings initiatives
• Increasing investment in Sales, R&D, A&C
– Restoring profit margins to industry benchmarks
– Achieving high end of 7%-9% EPS growth target
– Growing cash flow in excess of EPS growth
Targets

Update on possible combination with
Cadbury plc
• U.K. Takeover Panel set deadline of November 9 for Kraft Foods to make formal offer or walk away
• Actively reviewing the opportunity
–
Speaking with shareholders
–
Assessing potential financing options
• Maintaining disciplined approach within key criteria
–
Accretion to cash EPS in second year
–
Return on investment well in excess of cost of capital
–
Maintain investment-grade credit rating
–
Maintain Kraft Foods’ dividend

As expected, volume/mix becoming key
driver of organic revenue growth
Organic growth
4.4%
Q3 2009 Net Revenue Growth
0.7 pp
Volume /
Mix
Pricing
(0.2)pp
Currency
Divestitures
(5.6)pp
(0.6)pp (5.7)%
Reported
Q3
Organic growth
0.5%

Growth from volume/mix
improving sequentially
Q1'09 Q2'09 Q3'09 Q4'09E
(3.4)pp
0.2 pp
0.7 pp
Product line
discontinuations
~(0.8)pp ~(1.0)pp ~(0.8)pp
3+ pp
~(0.5)pp
Volume/Mix
~(0.8)pp ~0.8 pp
Easter Shift

Continuing to build operating and financial
momentum
2008 Diluted EPS $0.91 $1.77
Earnings and Gain from Discontinued Operations (0.57) (0.63)
2008 Diluted EPS from Continuing Operations 0.34 1.14
Operating Gains 0.09 0.19
Lower Restructuring Program Costs and Asset
Impairment Charges 0.07 0.19
Change in Unrealized Gains/Losses from
Hedging Activities 0.07 0.08
Lower Losses on Divestitures, net - 0.03
Absence of Brazilian VAT Credit (0.01) (0.03)
Unfavorable Foreign Currency (0.04) (0.15)
(Higher)/Lower Interest Expense (0.01) 0.01
Changes in Taxes 0.03 0.06
Fewer Shares Outstanding 0.01 0.04
2009 Diluted EPS $0.55 $1.56
Q3
September
YTD

Steady improvement in operating margins
Operating Income Margin
Q1’08 Q1’09 Q2’08 Q2’09 Q3’08 Q3’09
11.8%
13.5%
11.8%
15.0%
15.1%
14.5%
10.6%
13.2%
9.8%
Reflects reported operating income margins in Q1, Q2 and Q3 2008.
Reflects operating income margins excluding items in Q1, Q2 and Q3 2008.  See GAAP to Non-GAAP
Reconciliation at the end of this presentation.

Cash flow up strongly
• Improved gains from working capital efficiency programs and disciplined management of capital expenditures
$2.2
$2.4
FY’07 FY’08
$3.0+
FY’09E
**
Discretionary Cash Flow
*
($ billions)
*
Excluding Post cereals and adjusted for the timing of deferred interest payments; see GAAP to Non-GAAP reconciliation at the end of this presentation.
** See “Unaudited Figures and Outlook” on slide 3 of this presentation for important information about this forecast.

Kraft Foods North America
• Lower pricing due to lower input
costs
– ~(2.7)pp impact from dairy
• Growth in priority categories
drove vol/mix growth despite
several headwinds
–
~(0.6)pp impact from product line
discontinuations
–
Comparison with strong
merchandising program in Q3’08
• Margin gains driven by improved
alignment of costs and pricing,
completion of Restructuring
Program and growth in vol/mix
–
A&C spending up double digits
versus Q3’08
(1.8)%
Pricing
(3.5)pp
Vol/Mix
+1.7 pp
Organic Net
Revenue
Growth
*
Segment Operating
Income Margin
15.0%
17.9%
Q3’08 Q3’09 Q3’09
* Reported Net Revenue declined (2.5)%.  See GAAP to Non-GAAP reconciliation at the end of this presentation.

Recent U.S. share trends improving as impact
of pricing, consumer crisis decreases
Percent of U.S. retail revenue gaining/holding share
Source: 4-Outlet data; The Nielsen Company
• Solid Q3 performance despite difficult comparisons
Q4’08
41%
48%
Q2’09
Latest 52 Weeks
Q1’09
40%
Q4’08
59%
26%
Q2’09
Latest 13 Weeks
Q1’09
20%
50%
Q3’09
34%
Q3’09

U.S. Beverages
• Investments in innovation and
marketing paying off
–
Kool-Aid powdered beverages
revenue and Capri Sun RTD revenue
each up double-digits
• Lower vol/mix due to comparisons
with prior year
–
~(0.7)pp impact from
discontinuation of less profitable
products
–
Negative impact from timing of a
merchandising program versus the
prior year
• Margin gains from completion of
Restructuring Program, improved
alignment of input costs and prices
–
Partially offset by incremental
marketing investments
+1.5%
Vol/Mix
(1.1)pp
Pricing
+2.6 pp
Organic Net
Revenue
Growth
*
Segment Operating
Income Margin
11.2%
17.6%
Q3’08 Q3’09 Q3’09
* Reported Net Revenue growth was 1.5%.  See GAAP to Non-GAAP reconciliation at the end of this presentation.

U.S. Cheese
• Incremental marketing
investments in advantaged
categories drove strong volume
and market share gains
–
Kraft Singles up double-digit
–
Philadelphia cream cheese up
nearly 20%
• Q3’09 profile reflects success of
adaptive pricing model
–
Pricing down to reflect lower
underlying dairy costs
–
Vol/mix key driver of operating
income growth
(10.3)%
Vol/Mix
+6.8 pp
Pricing
(17.1)pp
Organic Net
Revenue
Growth
*
Segment Operating
Income Margin
16.1%
20.1%
Q3’08 Q3’09 Q3’09
* Reported Net Revenue declined (10.3)%.  See GAAP to Non-GAAP reconciliation at the end of this presentation.

U.S. Convenient Meals
• Revenue gains driven by
investments in key brands and
new products
–
DiGiorno pizza up 20+%
–
DiGiorno and CPK flatbread melts
driving incremental revenues
–
Oscar Mayer Deli Fresh cold cuts
up double-digit
• Margin gains from better
alignment of input costs and
pricing and strong vol/mix gains
–
Lower price levels reflect
increased trade spending in
response to lower input costs
–
Marketing spending up strong
double digits
+5.0%
Pricing
(0.9)pp
Vol/Mix
+5.9 pp
Organic Net
Revenue
Growth
*
Segment Operating
Income Margin
7.3%
11.2%
Q3’08 Q3’09 Q3’09
* Reported Net Revenue growth was 5.0%.  See GAAP to Non-GAAP reconciliation at the end of this presentation.

U.S. Grocery
• Innovation, marketing paying off
–
Grew spoonables revenue through
reinvention of Miracle Whip
and
Kraft mayonnaise
–
Drove Jell-O
revenue growth
through value-oriented marketing
• Vol/mix negatively impacted by
comparisons with prior year
–
~(1.6)pp impact from
discontinuation of less profitable
products
–
Negative impact from timing of a
merchandising program vs. prior
year
• Margin gains from better alignment
of input costs and pricing and
improved vol/mix
(3.0)%
Pricing
(0.7)pp
Vol/Mix
(2.3)pp
Organic Net
Revenue
Growth
*
Segment Operating
Income Margin
29.4%
33.2%
Q3’08 Q3’09 Q3’09
* Reported Net Revenue declined (3.0)%.  See GAAP to Non-GAAP reconciliation at the end of this presentation.

U.S. Snacks
• Pricing reflected lower input costs,
investments to manage price gaps
in snack nuts
• Flat vol/mix performance
–
Top 5 biscuit brands up
approximately 5%
–
Snack nuts rebounding
–
Offset by negative impact from
comparison with a merchandising
program in prior year
• Expect Q4 vol/mix growth driven by
investments in core brands
• Margin gains from a better
alignment of input costs and pricing
as well as timing of marketing
investments
(3.3)%
Pricing
(3.3)pp
Organic Net
Revenue
Growth
*
Segment Operating
Income Margin
14.9%
15.9%
Q3’08 Q3’09 Q3’09
* Reported Net Revenue declined (3.3)%.  See GAAP to Non-GAAP reconciliation at the end of this presentation.

Canada and North America Foodservice
• Strong revenue growth and market
share gains in Canada
• Canada revenue growth offset by
decline in N.A. Foodservice
–
Continued slowdown in
restaurant traffic
–
Product line discontinuation
–
Lower pricing in response to
significantly lower dairy costs
• Margin gains driven by a better
alignment of input costs and
pricing and completion of
Restructuring Program
–
Partially offset by higher
marketing investments and
overhead as well as the impact
of unfavorable vol/mix
(1.0)%
Pricing
(1.4)pp
Vol/Mix
+0.4 pp
Organic Net
Revenue
Growth
*
Segment Operating
Income Margin
13.8%
14.8%
Q3’08 Q3’09 Q3’09
* Reported Net Revenue declined (4.9)%.  See GAAP to Non-GAAP reconciliation at the end of this presentation.

Kraft Foods Europe
• Vol/mix negatively impacted by
~(1.7)pp due to decision to forego
unprofitable volume as well as the
planned discontinuation of product
lines
• Economic slowdown continuing to
negatively impact consumption
trends
–
Iberia hit hardest
• Solid market share performance,
particularly in chocolate and coffee
• Operating margin more than
doubled:
– +150 bps from improved product
mix
– Includes higher investments in
cost-savings initiatives and
marketing
(0.8)%
Pricing
+1.6 pp
Vol/Mix
(2.4)pp
Organic Net
Revenue
Growth
*
Segment Operating
Income Margin
4.9%
10.2%
Q3’08 Q3’09 Q3’09
* Reported Net Revenue declined (11.5)%.  See GAAP to Non-GAAP reconciliation at the end of this presentation.

Kraft Foods Developing Markets
• Strong revenue and share growth
despite soft category trends in
Central and Eastern Europe
–
Priority brands increased 15+%
–
~(1)pp impact due to the
absence of a Brazilian value
added tax credit in Q3’08
• Continued market share gains by
priority brands in key markets
• Margin expansion from improved
vol/mix, timing of A&C spending,
overhead leverage and completion
of Restructuring Program
–
Partially offset by pricing net of
input costs
• Incremental marketing investments
in Q4 expected to boost
consumption
+8.1%
Pricing
+7.4 pp
Vol/Mix
+0.7 pp
Organic Net
Revenue
Growth
*
Segment Operating
Income Margin
13.1%
14.6%
Q3’08 Q3’09 Q3’09
* Reported Net Revenue declined (8.4)%.  See GAAP to Non-GAAP reconciliation at the end of this presentation.

Summary
• Q3 results continue to reflect strong operating and
financial momentum
• Raising 2009 earnings, cash flow guidance
*
while
staging business for strong growth in 2010
• Well-positioned to deliver top-tier performance on a
standalone basis or in combination with Cadbury
* See “Unaudited Figures and Outlook” on page 3 of this presentation for important information about these forecasts.

GAAP to Non-GAAP Reconciliation
As Reported
(GAAP)
Impact of
Divestitures
Impact of
Currency
Organic
(Non-GAAP)
As Reported
(GAAP)
Organic
(Non-
GAAP)
2009
U.S. Beverages 754 $             - $                   - $                  754 $          1.5% 1.5%
U.S. Cheese 824 - - 824 (10.3)% (10.3)%
U.S. Convenient Meals 1,135 - - 1,135 5.0% 5.0%
U.S. Grocery 778 - - 778 (3.0)% (3.0)%
U.S. Snacks 1,232 - - 1,232 (3.3)% (3.3)%
Canada & N.A. Foodservice 1,055 - 43 1,098 (4.9)% (1.0)%
North America 5,778 $          - $              43 $               5,821 $       (2.5)% (1.8)%
Europe 2,070 (1) 199 2,268 (11.5)% (0.8)%
Developing Markets 1,955 - 336 2,291 (8.4)% 8.1%
Kraft Foods 9,803 $          (1) $                 578 $             10,380 $     (5.7)% 0.5%
2008 (As Revised)
U.S. Beverages 743 $             - $                   - $                  743 $
U.S. Cheese 919 - - 919
U.S. Convenient Meals 1,081 - - 1,081
U.S. Grocery 802 - - 802
U.S. Snacks 1,274 - - 1,274
Canada & N.A. Foodservice 1,109 - - 1,109
North America 5,928 $          - $              - $             5,928 $
Europe 2,338 (52) - 2,286
Developing Markets 2,135 (16) - 2,119
Kraft Foods 10,401 $        (68) $              - $                  10,333 $
% Change
Net Revenues
For the Three Months Ended September 30,
($ in millions, except percentages) (Unaudited)

GAAP to Non-GAAP Reconciliation
2009 2008
Net Cash Provided by Operating Activities (GAAP)
$3,269 $2,529
Capital Expenditures (749)                       (901)
Voluntary Pension Contribution 200                        -
Discretionary Cash Flow (Non-GAAP)
2,720 $                  1,628 $
Cash Flows
For the Nine Months Ended September 30,
($ in millions, Unaudited)
Kraft Foods Inc.

GAAP to Non-GAAP Reconciliation
2007 2008
Net Cash Provided by Operating Activities (GAAP)
3.6 $         4.1 $
Capital Expenditures (1.2) $        (1.4) $
Voluntary Pension Contribution 0.1 $         - $
Discretionary Cash Flow
(1)
2.4 $         2.8 $
Discretionary cash flow from the Post cereals business
(0.2) $        (0.1) $
Timing of Deferred Interest Payments on debt issuances for the
LU
Biscuit acquisition - $         (0.3) $
Discretionary Cash Flow excluding Post
cereals and
adjusted for Timing of Deferred Interest Payments 2.2 $         2.4 $
(1)
May not add due to rounding
Cash Flows
For the Twelve Months Ended December 31,
($ in billions, Unaudited)
Kraft Foods Inc.

GAAP to Non-GAAP Reconciliation
For the Three Months Ended:
As Revised
(GAAP)
Asset Impairment, Exit
and Implementation
Costs - Restructuring
Asset Impairments /
Other Expenses - Non-
Restructuring
(Gains) / Losses on
Divestitures, net
Excluding Items
(Non-GAAP)
March 31, 2008
Net Revenues 10,046 $         - - - 10,046 $
Operating Income 1,067 $           98 3 18 1,186 $
Operating Income Margin
10.6% 11.8%
June 30, 2008
Net Revenues
10,804 $
- - -
10,804 $
Operating Income
1,423 $
121 1 74
1,619 $
Operating Income Margin 13.2% 15.0%
September 30, 2008
Net Revenues 10,401 $         - - - 10,401 $
Operating Income 1,023 $           90 112 1 1,226 $
Operating Income Margin
9.8% 11.8%
Kraft Foods Inc.
Operating Income Margins
($ in millions, except percentages) (Unaudited)